SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15s-16 UNDER
THE SECURITIES AND EXCHANGE ACT OF 1934

For 30 October 2004 to 14 January 2004

ITV plc
(Successor to Carlton Communications plc)
(Translation of registrant’s name into English)

The London Television Centre, Upper Ground,
London SE1 9LT, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F    ☒          Form 40-F   ☐

Indicate by check mark if registrant is submitting the Form 6-K in paper as required by Regulation S-T Rule (b)(1):   ☐

Indicate by check mark if registrant is submitting the Form 6-K in paper as required by Regulation S-T Rule (b)(7):   ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐          No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-   ☐

CONTENTS OF REPORT

1.	Press release dated 1 November 2004 (Acquisition GSB & ITV3 Launch)

2.	Press release dated 12 November 2004 (Director Shareholding)

3.	Press release dated 3 December 2004 (Holding(s) in Company)

4.	Press release dated 3 December 2004 (Appointment of Brokers)

5.	Press release dated 3 December 2004 (Director Shareholding)

6.	Press release dated 9 December 2004 (MPC Disposal)

7.	Press release dated 20 December 2004 (Trust Purchase of Shares)

8.	Press release dated 21 December 2004 (Scheme of arrangement)

9.	Press release dated 10 January 2005 (Teletext Deal)

10.	Press release dated 11 January 2005 (Scheme Meeting Dates)

11.	Press release dated 13 January 2005 (Posting of Scheme documents)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorised.

ITV plc

Date 17 January 2004	JAMES TIBBITTS
COMPANY SECRETARY

13 January 2005
ITV plc

Reorganisation of share capital and scheme of arrangement

Posting of scheme documents

ITV plc (‘ITV’) announces that it is today posting a circular to its shareholders (the ‘Scheme Circular’), comprising, among other things, an explanatory statement in respect of a shareholders’ scheme of arrangement and notice of an extraordinary general meeting, in relation to the proposed reorganisation of its share capital (the ‘Reorganisation’) that was announced on 21 December 2004.  As previously announced, the purpose of the Reorganisation is to make ITV eligible to suspend certain registration and reporting obligations to the United States Securities and Exchange Commission that ITV inherited from Carlton Communications Plc (‘Carlton’) following the merger of Granada plc and Carlton that formed ITV in early 2004.  ITV will continue to fulfil its registration and reporting obligations to the UK Listing Authority and the London Stock Exchange.  ITV will also today post a copy of the Scheme Circular and the related documentation on its website which can be accessed at www.itvplc.com.

1.          Shareholder meetings

The shareholder meetings required to approve the Reorganisation, comprising separate meetings of scheme ordinary shareholders and scheme convertible shareholders (each convened by order of the High Court of Justice in England and Wales dated 11 January 2005), an extraordinary general meeting, and separate meetings of ordinary shareholders and convertible shareholders, will take place on 7 February 2005 at The Elizabeth Windsor Room, Fifth Floor, The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at the following times:

12.00 p.m.	Meeting of scheme ordinary shareholders;

12.10 p.m.	Meeting of scheme convertible shareholders (or as soon thereafter as the meeting of scheme ordinary shareholders concludes or is adjourned);

12.20 p.m.	Extraordinary general meeting (or as soon thereafter as the meeting of scheme convertible shareholders concludes or is adjourned);

12.30 p.m.	Meeting of ordinary shareholders (or as soon thereafter as the extraordinary general meeting concludes or is adjourned); and

12.40 p.m.	Meeting of convertible shareholders (or as soon thereafter as the meeting of ordinary shareholders concludes or is adjourned).

2.           Notices

ITV also today caused the following notices to be published in the United Kingdom and International editions of the Financial Times in connection with the Reorganisation:

‘IN THE HIGH COURT OF JUSTICE                    No. 7836 of 2004
CHANCERY DIVISION
COMPANIES COURT

IN THE MATTER OF ITV PLC

- and -

IN THE MATTER OF THE COMPANIES ACT 1985

NOTICE IS HEREBY GIVEN that, by an Order dated 11 January 2005 made in the above matter by the High Court of Justice in England and Wales, the Court has directed that a meeting be convened of Scheme Ordinary Shareholders (as defined in the circular to shareholders dated 13 January 2005 (the ‘Circular’)) (the ‘Court Meeting of Scheme Ordinary Shareholders’) for the purpose of considering and, if thought fit, approving (with or without modification) the scheme of arrangement set out in the Circular (the ‘Scheme’) proposed to be made between ITV plc (the ‘Company’), Scheme Ordinary Shareholders and Scheme Convertible Shareholders (as defined in the Circular) under section 425 of the Companies Act 1985 (as amended) (the ‘Act’) and that the Court Meeting of Scheme Ordinary Shareholders be held at The Elizabeth Windsor Room, Fifth Floor, The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on 7 February 2005 at 12.00 p.m. (UK time), at which time and place Scheme Ordinary Shareholders are requested to attend.

A copy of the Scheme, and a copy of the explanatory statement required to be furnished pursuant to section 426 of the Act, are incorporated in the Circular.

Scheme Ordinary Shareholders may vote in person at the Court Meeting of Scheme Ordinary Shareholders or they may appoint another person, whether a Scheme Ordinary Shareholder or not, as their proxy to attend and vote in their stead. A proxy need not be a member of the Company. A blue form of proxy for use in respect of the Court Meeting of Scheme Ordinary Shareholders accompanies the Circular. Alternatively, if the Scheme Ordinary Shareholders hold their Scheme Ordinary Shares in uncertificated form (i.e. in CREST), they may appoint a proxy by completing and transmitting a CREST Proxy Instruction in accordance with the procedures set out in the CREST Manual to Capita Registrars (under CREST Participant ID RA10) so that it is received by no later than 12.00 p.m. (UK time) on 5 February 2005 or, if the Court Meeting of Scheme Ordinary Shareholders is adjourned, the CREST Proxy Instruction should be received by no later than 48 hours before the time fixed for such adjournment. The return of a completed blue form of proxy or CREST Proxy Instruction will not prevent a Scheme Ordinary Shareholder from attending and voting in person at the Court Meeting of Scheme Ordinary Shareholders or any adjournment thereof if such Scheme Ordinary Shareholder wishes to attend and is entitled to do so.

In the case of joint holders of Scheme Ordinary Shares, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.

It is requested that forms appointing proxies be completed and returned in accordance with the instructions printed thereon as soon as possible, but in any event so as to be received by the Company’s Registrars, Capita Registrars, at Corporate Actions, PO Box 166, The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TH, United Kingdom, by no later than 12.00 p.m. (UK time) on 5 February 2005 or, if the Court Meeting of Scheme Ordinary Shareholders is adjourned, by no later than 48 hours before the time fixed for such adjournment but, if such forms are not so lodged, they may be handed to the chairman at the Court Meeting of Scheme Ordinary Shareholders.

Entitlement to attend and vote at the meeting, and the number of votes that may be cast thereat, will be determined by reference to the register of members of the Company and/or Written Confirmations (as defined in the Circular) (as appropriate) as at 6.00 p.m. (UK time) on 5 February 2005 or, if the Court Meeting of Scheme Ordinary Shareholders is adjourned, 48 hours before the time fixed for any such adjournment.

By the said Order and Act, the Court has appointed Sir Peter Burt or, failing him, Mr Charles Allen CBE or, failing him, Mr James Tibbitts to act as chairman of the Court Meeting of Scheme Ordinary Shareholders and has directed the chairman to report the result of the meeting to the Court.

The said Scheme will be subject to the subsequent sanction of the Court.

Dated: 13 January 2005

ITV plc
The London Television Centre
Upper Ground
London SE1 9LT’

‘IN THE HIGH COURT OF JUSTICE                    No. 7836 of 2004
CHANCERY DIVISION
COMPANIES COURT

IN THE MATTER OF ITV PLC

- and -

IN THE MATTER OF THE COMPANIES ACT 1985

ITV PLC
11 January 2005

Reorganisation of share capital and scheme of arrangement

Date set for scheme meetings

Further to the announcement on 21 December 2004, ITV plc (‘ITV’) announces that the High Court of Justice in England and Wales today directed that shareholder meetings be convened for the purpose of considering and, if thought fit, approving a scheme of arrangement proposed to be made between ITV and the relevant scheme ordinary shareholders and scheme convertible shareholders pursuant to section 425 of the Companies Act 1985 (the ‘Scheme’).  The meetings will take place on 7 February 2005 at The Elizabeth Windsor Room, Fifth Floor, The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at the following times:

12.00 p.m.     Meeting of scheme ordinary shareholders; and
12.10 p.m.     Meeting of scheme convertible shareholders (or as soon

thereafter as the meeting of scheme ordinary shareholders concludes or is adjourned).

ITV expects to post a circular, together with related documentation, to ITV shareholders shortly, which will explain the terms of the Scheme and the other steps involved in the proposed reorganisation of ITV’s share capital (the ‘ Reorganisation’) that was announced on 21 December 2004.  The shareholder circular will also contain details of the other shareholder meetings required to approve the Reorganisation.  Further announcements will follow as appropriate.

ITV PLC
10 January 2005

ITV TO LAUNCH TELETEXT SERVICE ON ALL DIGITAL CHANNELS

ITV has announced a 10-year deal with Teletext to launch and operate commercial and editorial text services across all the ITV family of channels in digital homes.

The new service, which will be branded ‘Teletext on ITV’, will be accessible on all digital platforms giving viewers in mulitchannel homes direct access via the text button on their remote control.

The ‘Teletext on ITV’ service will first launch on digital satellite and digital terrestrial during early summer 2005.  The service will include news, sport, weather, travel, lottery results plus entertainment features including content relating to ITV programmes.

Teletext has been available on ITV1 to viewers in analogue homes for more than 10 years and still attracts over 14 million weekly viewers, this service will continue.  However, the new digital text services will provide enhanced benefits with full colour pages, easy-to-read fonts, faster, easier navigation plus the ability to view programmes in quarter screen format whilst scrolling through content.

‘Teletext on ITV’ will extend and complement existing ITV digital services such as 24:7, ITV’s interactive offering which includes enhanced programming features, gaming and downloads.

Mick Desmond, Chief Executive of ITV Broadcasting said: ‘Teletext has a long-established track record as the leader in this field and this deal means we can offer our viewers the best possible service.  ITV is committed to developing and enriching its digital offering and this new service adds depth and value for viewers.’

ITV’s portfolio of channels available in digital homes now includes ITV1, ITV2, ITV3 and the ITV News Channel.  Since ITV3’s launch on 1 November, the ITV channels’ combined share of viewing has increased by 6 per cent.

The new text service will join Teletext’s existing services on Sky and Freeview.

ITV PLC
21 December 2004

Scheme of arrangement and amendment of ITV’s articles of association to suspend certain registration and reporting obligations to the SEC

Summary

•

ITV plc (‘ITV’) announces that it intends to effect a reorganisation of its share capital for the purpose of making it eligible to suspend certain registration and reporting obligations to the United States Securities and Exchange Commission (the ‘SEC’) that it inherited from Carlton Communications Plc (‘Carlton’) following the merger of Granada plc and Carlton that formed ITV in early 2004.

•

These obligations are very costly in both financial and management time and confer no material benefit on ITV.  ITV has no securities listed in the United States (the ‘US’).  These obligations are currently expected to give rise to a cost of over £4 million in the first year and over £3 million per annum thereafter.

•

The obligations may be suspended if the number of US resident persons who hold each class of ITV ordinary shares and ITV convertible shares (‘ITV Shares’), either directly or through another person (for example, a nominee or broker), falls below 300.

•

The reorganisation will be effected by way of a scheme of arrangement (the ‘Scheme’) pursuant to which holdings of ITV Shares held by, or on behalf of, US resident persons that do not exceed 175,000 shares will be cancelled.

•

In consideration, affected registered shareholders will receive a US dollar cash payment representing (approximately) a 15% premium to the market price of the ITV Shares cancelled under the Scheme on the dealing day prior to the Scheme becoming effective, plus a US$500 payment in respect of each relevant holding.

•

It is expected that the reorganisation will result in the cancellation of approximately 15.9 million ordinary shares and approximately 0.6 million ITV convertible shares, representing approximately 0.4% of the issued ordinary share capital and approximately 0.5% of the issued convertible share capital respectively.  Following the Scheme becoming effective, ITV intends to make a cash placing of the same number of ITV Shares as are cancelled under the Scheme.

•	The net result of the reorganisation and proposed cash placing will be earnings enhancing for ITV for the financial year ending 31 December 2005.

•

The approval of affected shareholders and all other shareholders is required at shareholder meetings that are expected to be convened for early February 2005.  The approval of the High Court of Justice in England and Wales is also required for the Scheme to become effective.

•

In addition, ITV proposes to change its articles of association to enable it to continue to benefit from the suspension of its US registration and reporting obligations.  This change will allow ITV to sell holdings of ITV Shares held by, or on behalf of, US resident persons that do not exceed 175,000 shares.  This should not affect entitlements under the Scheme in respect of ITV Shares that are subject to the Scheme.

•	ITV expects to dispatch documentation relating to the reorganisation to shareholders on or around 13 January 2005.Commenting on the reorganisation, Sir Peter Burt, Chairman of ITV, said:

‘As a UK listed company, ITV complies fully with the UK listing rules and other applicable regulations. Complying with the additional and different US obligations would be a significant burden in financial terms and on management time and would be of no material benefit to ITV.  We therefore believe that there is a real commercial benefit in seeking to suspend these obligations.’

Citigroup Global Markets Limited is acting as financial adviser and corporate broker to ITV.

This summary should be read in conjunction with the full text of the following announcement.

ANALYST ENQUIRIES:

ITV                              020 7620 1620

James Tibbitts

CITIGROUP GLOBAL MARKETS          020 7986 4000

Simon Gluckstein
Ed Matthews

MEDIA ENQUIRIES:

CITIGATE DEWE ROGERSON               020 7638 9571

Simon Rigby
Anthony Kennaway

Citigroup Global Markets Limited is acting for ITV and no-one else in connection with the reorganisation and will not be responsible to anyone other than ITV for providing the protections afforded to clients of Citigroup Global Markets Limited nor for providing advice in relation to the reorganisation.

ITV plc

Scheme of arrangement and amendment of ITV’s articles of association to suspend certain registration and reporting obligations to the SEC

ITV plc (‘ITV’) announces that it has today filed documentation with the High Court of Justice in England and Wales (the ‘High Court’) initiating a proposed reorganisation of its share capital (the ‘Reorganisation’).  The purpose of the Reorganisation is to make ITV eligible to suspend certain registration and reporting obligations to the United States Securities and Exchange Commission (the ‘SEC’) that ITV inherited from Carlton Communications Plc (‘Carlton’) following the merger of Granada plc and Carlton that formed ITV in early 2004.

1.          Background to the Reorganisation

ITV ordinary shares and ITV convertible shares (‘ITV Shares’) are listed on the London Stock Exchange and ITV fulfils its registration and reporting obligations to the UK Listing Authority and the London Stock Exchange.

ITV does not currently have any securities listed on any stock exchange in the United States (the ‘US’) and does not have any intention of raising equity share capital in the US.  However, because Carlton previously had securities listed in the US, ITV is required under US securities laws to fulfil Carlton’s registration and reporting obligations to the SEC in respect of ITV as a whole.

These obligations are very costly in both financial terms and management time and confer no material benefit on ITV.  However, these obligations may be suspended if the number of US resident persons holding each class of ITV Shares (either ITV ordinary shares or ITV convertible shares), either directly or through another person (for example, a nominee or broker), falls below 300.

ITV believes that the SEC may be considering proposals to relieve certain companies from their registration and reporting obligations.  However, since any such proposals may not become effective before ITV becomes subject to its SEC registration and reporting obligations in June 2005 (if they are made at all), ITV would still be required to undertake all necessary steps to comply with these obligations and would therefore incur the related costs (which have increased from ITV’s original estimates and are currently estimated to be over £4 million in the first year and over £3 million per annum thereafter).  In any event, it is not certain that any such revised proposals would apply to ITV or provide the required relief.

2.          Principal terms of the Reorganisation and the Scheme Accordingly, ITV is proposing the Reorganisation to be effected by way of a scheme of arrangement under section 425 of the Companies Act 1985 (the ‘Scheme’) and the amendment of ITV’s articles of association, with the intention of reducing the number of US resident holders of each class of ITV Shares to below 300 so that ITV may suspend its registration and reporting obligations to the SEC.

Under the Scheme, ITV ordinary shares and/or ITV convertible shares that are held by a US resident person for his, her or its own account, or that are held by any registered holder for, or on behalf of, a US resident person, will be cancelled if the relevant holding did not exceed 175,000 ITV ordinary shares and/or 175,000 ITV convertible shares as at:

•          the Initial Record Time (6.00 p.m. (UK time) on 20 December 2004); and

•          the Voting Record Time (expected to be 6.00 p.m. (UK time) on 5 February 2005); and

•          the Scheme Record Time (expected to be 6.00 p.m. (UK time) on 10 March 2005).

However, in respect of each such holding, if the number of ITV ordinary shares and/or ITV convertible shares so held at the Scheme Record Time is greater than the number of such shares so held at the Initial Record Time, only the number of ITV ordinary shares and/or ITV convertible shares that were so held by the relevant shareholder at the Initial Record Time will be cancelled.  ITV has calculated that, by cancelling the holdings of US resident persons of 175,000 ITV ordinary shares or less and 175,000 ITV convertible shares or less, the number of US resident holders of each class of ITV Shares would be reduced to below 300.

The cancellation of ITV ordinary shares and ITV convertible shares under the Scheme will take effect by way of a reduction of capital of ITV in consideration for which a US dollar cash payment will be made to each registered holder of ITV ordinary shares and/or ITV convertible shares cancelled under the Scheme.  The registered holder of ITV ordinary shares cancelled under the Scheme will receive:

•          a US dollar cash payment representing approximately 115 per cent. of the market value of the ITV ordinary shares cancelled on the business day before the Scheme becomes effective; and

•          US$500 in relation to any ITV ordinary shares held by the registered holder for his, her or its own account that are cancelled under the Scheme; and

•          US$500 in relation to each person who is resident in the United States for, or on behalf of, whom the registered holder holds ITV ordinary shares that are cancelled under the Scheme.

Holders of ITV convertible shares will receive a US dollar cash payment calculated on an equivalent basis.

Based on detailed enquiries that ITV made prior to announcement of the Reorganisation, the Scheme is expected to result in the cancellation of holdings of ITV ordinary shares held by, or on behalf of, approximately 609 US resident persons representing approximately 15.9 million ITV ordinary shares (approximately 0.4 per cent. of ITV’s issued ordinary share capital) and ITV convertible shares held by, or on behalf of, approximately 73 US resident persons representing approximately 0.6 million ITV convertible shares (approximately 0.5 per cent. of ITV’s issued convertible share capital).

If the Scheme is successful, the cost savings to the Company that will result from suspending the SEC registration, reporting and other related obligations, which have increased from ITV’s original estimates, are currently expected to be over £4 million in the first year (comprising, among other things, the fees of accountants, lawyers and other advisers and the conversion of prior years' accounts to US Generally Accepted Accounting Principles) and over £3 million per annum thereafter.

After the Scheme becomes effective, in order to maintain the level of ITV’s issued share capital and to reduce the overall cost of the Scheme, ITV intends to conduct a cash placing with institutional investors of a number of new ITV ordinary shares and new ITV convertible shares equal to those cancelled pursuant to the Scheme.

The net result of the Reorganisation and the proposed placing of new ITV ordinary shares and new ITV convertible shares will be earnings enhancing for the financial year ending 31 December 2005.

3.          Amendment of ITV’s articles of association

If, at any time following the Scheme becoming effective, 300 or more US resident persons hold either class of ITV Shares, either directly or through another person (for example, a nominee or broker), the suspension of ITV’s registration and reporting obligations will cease.  Accordingly, to reduce this risk, certain changes are being proposed to the Company’s articles of association to allow holdings of 175,000 or less of either class of ITV Shares (or such other greater or lesser number of ITV Shares that ITV shareholders may decide in general meeting from time to time) held by, or on behalf of, a US resident person to be sold in the market.  Any such sales will be made at the best price reasonably obtainable at that time on the London Stock Exchange’s market for listed securities.  No premium to the market value of such ITV Shares will be paid. The proceeds of such sales will be paid to the relevant registered holders of the ITV Shares sold.  ITV will issue a public announcement of its intention to use this proposed power of sale in advance of implementing any such sales and will only seek to use such power if the directors become aware that the number of US resident persons holding either class of ITV Shares, either directly or through another person, may exceed, or has exceeded, 300.  This provision should not affect entitlements under the Scheme in respect of ITV Shares that are subject to the Scheme.  Certain other changes to the Company’s articles of association are also being proposed.

4.          Unaffected ITV Shares

ITV shareholders will not be affected by the Scheme if they do not have a registered address in the US, and do not hold any ITV Shares for, or on behalf of, a person resident in the US.  In addition, registered holdings held by, or on behalf of, US resident persons of more than 175,000 ITV ordinary shares and/or more than 175,000 ITV convertible shares, in each case as at the Initial Record Time, the Voting Record Time or the Scheme Record Time, as described in paragraph 2 above, will not be affected.

ITV ordinary shares and/or ITV convertible shares acquired by, or on behalf of, a US resident person to whom the Scheme applies after the Initial Record Time, or (in relation to registered holdings) which do not appear in ITV’s register of members as being so held until after that time, will not be eligible for cancellation under the Scheme to the extent that, as a result of such acquisition, the relevant holding of ITV ordinary shares and/or ITV convertible shares held by, or on behalf of, the relevant US resident person at the Scheme Record Time exceeds the number so held at the Initial Record Time.  Such excess ITV Shares may, however, be liable to be sold pursuant to the provisions proposed to be included in ITV’s articles of association that are described in paragraph 3 above.

5.          Meetings and consents

The implementation of the Reorganisation and the Scheme will be dependent on a number of factors including the approval of shareholders and the separate approval of the relevant classes of shareholders.  The consent of the High Court will also be required for the Scheme to become effective.

At initial hearings scheduled for 11 January 2005, the High Court will be requested to set dates for shareholder meetings at which the relevant classes of shareholders will be able to vote on the Reorganisation.  Further details will be included in the scheme documentation that is expected to be dispatched to shareholders on or around 13 January 2005.

The times and dates referred to in this announcement are indicative only and will depend upon, among other things, the timetable fixed by the High Court.  If there are revisions to the timetable, ITV will make an appropriate announcements soon as practicable.  In any event, further announcement as will follow as required.

ITV PLC
20 December 2004

Announcement - purchase of shares by Employees’ Benefit Trust

ITV plc

The Trustee (Mourant & Co. Trustees Limited) of the ITV plc Employees’ Benefit Trust purchased 6,000,000 ordinary shares in ITV plc on 17 December 2004 at 106.2p per share.

The Trust is a discretionary trust established by ITV plc for the benefit of employees of ITV plc and its subsidiaries.

ITV PLC
09 December 2004

ITV sells Moving Picture Company

ITV plc has agreed the sale of The Moving Picture Company Limited (‘MPC’), a leading post production facility, to Thomson for a cash consideration of £52.7m.  Following the recent sales of Carlton Books, and ITV’s stakes in Village Roadshow and Thomson, this brings the total received from disposals of non-core assets to more than £260 million.

ITV’s ownership originates from Carlton’s acquisition of MPC in 1983.  Since then the business has grown significantly and now employs more than 400 people creating digital visual effects and computer animation for the advertising, music, television and feature film industries.

Commenting, Charles Allen, Chief Executive of ITV said:

‘This is the fourth disposal of non-core assets in the last four months and has been achieved at a good price and ahead of time.  We have made very significant progress on restructuring our balance sheet, reducing debt, delivering the benefits of the merger and driving shareholder value.’

ITV PLC
03 December 2004

Announcement by ITV plc

Granada plc Deferred Share Award Plan (the Plan)

On 4 December 2003 a number of executives and directors were granted awards over ordinary shares under the Plan based on the achievement of performance targets. Under the Rules of the Plan shares were released on 3 December 2004.

On 3 December 2004 the Trustee sold sufficient shares at 108.5p per share to satisfy income tax and national insurance liabilities and the balance were retained by the participants. Details for the directors of ITV plc are set out below.

Name	Shares released	Shares sold for income tax and NICs	Shares retained	Total beneficial holding after event

Charles Allen	393,868	161,486	232,382	3,572,958
Henry Staunton	316,374	129,714	186,660	2,282,784

ITV PLC
03 December 2004

ITV appoints corporate brokers

ITV plc announces today the appointment of Citigroup, Hoare Govett and UBS Investment Bank as joint brokers with immediate effect.

ITV PLC
03 December 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.  Name of Company

ITV PLC

2.  Name of shareholder having a major interest

BARCLAYS PLC.

3.  Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

Notification is in respect of a non-beneficial interest of (2) above

4.  Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

SEE BELOW

5.  Number of shares/ amount of stock acquired

N/A

6.  Percentage of issued class

N/A

7.  Number of shares/ amount of stock disposed

N/A

8.  Percentage of issued class

N/A

9.  Class of security

ORDINARY SHARES OF 10 PENCE EACH

10.  Date of transaction

-

11.  Date company informed

2 December 2004

12.  Total holding following this notification

127,487,239

13.  Total percentage holding of issued class following this notification

3.11%

14.  Any additional information

SEE BELOW

15.  Name of contact and telephone number for queries

c/o Helen Tautz, ITV PLC

The London Television Centre, London SE1 9LT

TEL: 020 7261 3061 FAX : 020 7928 4943

16.  Name and signature of authorised company official responsible for making this notification

Helen Tautz 3 December 2004

LEGAL ENTITY REPORT

ITV SEDOL : 3398649

As at 26 November 2004 Barclays PLC, through the legal entities listed below, had a notifiable interest in 127,487,239 ORD GBP0.10 representing 3.11% of the issued share capital.

Legal Entity	Holding	Percentage Held

Gerrard Ltd	863,472	0.0211
Barclays Private Bank Ltd	235	0.0001
Barclays Bank Trust Company Ltd	131,922	0.0032
Barclays Global Investors Ltd	62,495,475	1.5269
Barclays Global Investors, N.A.	44,220,613	1.0804
Barclays Private Bank and Trust Ltd	8,020	0.0002
Barclays Global Investors Japan Ltd	1,870,261	0.0457
Barclays Global Investors Australia Ltd	1,159,264	0.0283
Barclays Life Assurance Co. Ltd	4,764,206	0.1164
Barclays Global Fund Advisors	7,889,162	0.1928
Barclays Global Investors Japan Trust &	4,084,609	0.0998
Group Holding	127,487,239	3.1149

REGISTERED HOLDERS REPORT

ITV                                        SEDOL: 3398649

As at 26 November 2004 Barclays Plc, through the legal entities listed below, had a notifiable interest in 127,487,239 ORD GBP0.10 representing 3.11% of the issued share capital.

Registered Holder	Account Designation	Holding

Bank of Ireland		754,200
Barclays Trust Co. & Others		25,529
BARCLAYS TRUST CO AS EXEC/ADM		1,766
Barclays Trust Co. DMC69		69,803
Barclays Trust Co. R69		34,824
CHASE NOMINEES LTD	16376	2,393,746
CHASE NOMINEES LTD	20947	14,539,778
CHASE NOMINEES LTD	21359	2,252,193
CIBC MELLON GLOBAL SECURITIES		6,547
INVESTORS BANK AND TRUST CO.		152,704
INVESTORS BANK AND TRUST CO.		5,781,995
INVESTORS BANK AND TRUST CO.		48,847
INVESTORS BANK AND TRUST CO.		1,007,784
INVESTORS BANK AND TRUST CO.		4,460,446
INVESTORS BANK AND TRUST CO.		45,037
INVESTORS BANK AND TRUST CO.		1,676,580
INVESTORS BANK AND TRUST CO.		1,244,093
INVESTORS BANK AND TRUST CO.		1,434,370
INVESTORS BANK AND TRUST CO.		20,793,166
INVESTORS BANK AND TRUST CO.		195,411
INVESTORS BANK AND TRUST CO.		696,854
INVESTORS BANK AND TRUST CO.		5,948,928
INVESTORS BANK AND TRUST CO.		1,073,136
INVESTORS BANK AND TRUST CO.		116,811
INVESTORS BANK AND TRUST CO.		53,433
JP MORGAN (BGI CUSTODY)	16331	1,366,913
JP MORGAN (BGI CUSTODY)	16338	264,228
JP MORGAN (BGI CUSTODY)	16341	159,719
JP MORGAN (BGI CUSTODY)	16341	2,212,952
JP MORGAN (BGI CUSTODY)	16342	497,507
JP MORGAN (BGI CUSTODY)	16344	61,301
JP MORGAN (BGI CUSTODY)	16345	135,690
JP MORGAN (BGI CUSTODY)	16400	41,151,249
JP MORGAN (BGI CUSTODY)	17011	65,896
JP MORGAN (BGI CUSTODY)	18409	2,158,509
JPMORGAN CHASE BANK		496,961
JPMORGAN CHASE BANK		662,303
JPMorgan Chase Bank		171,995
JPMorgan Chase Bank		444,869
JPMorgan Chase Bank		516,412
JPMorgan Chase Bank		510,754
JPMorgan Chase Bank		43,448
JPMorgan Chase Bank		53,406
JPMorgan Chase Bank		32,619
JPMorgan Chase Bank		13,596
JPMorgan Chase Bank		2,103,914
JPMorgan Chase Bank		42,572
JPMorgan Chase Bank		115,137
JPMorgan Chase Bank		35,887
JPMORGAN CHASE BANK		125,781
JPMorgan Chase Bank		266,995
JPMorgan Chase Bank		134,969
JPMorgan Chase Bank		173,485
JPMorgan Chase Bank		126,702
JPMorgan Chase Bank		43,195
JPMorgan Chase Bank		117,804
JPMorgan Chase Bank		65,081
Master Trust Bank		41,545
Mellon Trust - Boston &SF		240,236
Mellon Trust - Boston & SF		626,818
MELLON TRUST OF NEW ENGLAND		304,809
Mitsubishi Trust International		27,348
Mitsubishi Trust International		26,007
NORTHERN TRUST BANK - BGI SEPA		270,145
NORTHERN TRUST BANK - BGI SEPA		395,057
NORTHERN TRUST BANK - BGI SEPA		71,041
R C Greig Nominees Limited a/c	BL1	202,513
R C Greig Nominees Limited a/c	CM1	79,175
R C Greig Nominees Limited GP1	GP1	350,128
R C Greig Nominees Limited SA1	SA1	231,656
Reflex Nominees Ltd		7,336
Reflex Nominees Ltd		684
State Street		8,566
State Street		69,867
STATE STREET BOSTON		361,006
STATE STREET BOSTON		3,680,865
Sumitomo TB		14,497
The Bank of New York		1,220,000
WELLS FARGO SEATTLE - WIRE BAN		77,875
ZEBAN NOMINEES LTD		235
Total		127,487,239

ITV PLC
12 November 2004

Granada Media plc Commitment Scheme (the ‘Scheme)

In accordance with the rules of the Scheme certain of the nil cost and market price options outstanding under the Scheme vested on 9 July 2004 following the achievement of specified performance conditions against a comparator group.

On 12 November 2004 the following directors exercised nil cost options and the trustee sold sufficient shares at 113p per share to satisfy income tax and national insurance liabilities. The balance of the shares were retained by the participants as follows:

Director	Number exercised	Shares sold for tax purposes	Shares retained	Total beneficial holding after event

Charles Allen	1,008,768	413,595	595,173	3,340,577
Henry Staunton	540,194	221,480	318,714	2,096,125

ITV PLC
01 November 2004

ITV3 TO LAUNCH ON SATELLITE TODAY
ITV ANNOUNCES ACQUISITION OF GSB

ITV plc has today announced that it has agreed to buy Sky Ventures’ 49.5% share in multi-channel operation Granada Sky Broadcasting (GSB) for £10m.  In addition, Sky would receive 49.5% of any proceeds, net of liabilities, from any potential sale of Men and Motors.

Following the acquisition, GSB’s channel Plus will become ITV3.  ITV3 launches tonight (1 November) at 9pm on digital terrestrial television (DTT), digital cable and digital satellite and will be broadcast to around 13 million homes.

The newest addition to ITV’s channel portfolio, ITV3 will showcase contemporary British drama from the extensive ITV programme library with titles including Prime Suspect and Inspector Morse in addition to films and US acquired series. The acquisition of GSB further strengthens ITV3 by giving it access to an additional catalogue of popular titles including Cracker, Sherlock Holmes, The Darling Buds of May, Wycliffe and PD James.

Commenting on the deal, Charles Allen, Chief Executive of ITV plc said:  ‘We are delighted that ITV3 will be available on all digital platforms from launch, reaching the widest possible multi-channel audience. Incorporating recent popular drama from ITV1 and the best of Plus into ITV3 will create the strongest possible proposition for viewers and advertisers. This deal delivers on our strategic objective to build the ITV family of digital channels and will enable ITV3 to maximise its potential.’

ENDS

Press enquiries:
ITV plc	Nicola Howson	020 7843 8091/2
	Brigitte Trafford	020 7737 8719

Citigate Dewe Rogerson	Alex Brown	020 7282 2837

Investor enquiries:
ITV plc	Georgina Blackburn	020 7261 3911

Notes to Editors:

GSB currently operates Plus, an archive channel, and Men and Motors.  It was established in 1996 with Sky Ventures and Granada Media as shareholders.   ITV plc, parent company of Granada Media, will now take full control of the company. Men and Motors will continue broadcasting in its current form pending a review of its long term future.